Exhibit 99.1

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE ANNOUNCES EX-DIVIDEND DATE OF
SEPTEMBER 12, 2011 FOR SPECIAL CASH DIVIDEND

SHANGHAI, China — August 30, 2011 — Giant Interactive Group Inc. (NYSE: GA), one of China’s leading online game developers and operators, today announced that the New York Stock Exchange has established September 12, 2011 as the ex-dividend date for the special cash dividend declared by the Board of Directors on August 8, 2011. The dividend of $3.00 per ordinary share or ADS will be paid on September 9, 2011 to all shareholders or ADS holders of record as of August 31, 2011 (the “record date”). In addition, the New York Stock Exchange will apply its due bill procedures.

Pursuant to the rules of the New York Stock Exchange, when a dividend is declared in a per share amount that exceeds 25% of a company's stock price, the date on which that company's shares will begin to trade without the dividend, or ex-dividend, is the first business day following the payable date. The Company understands from the NYSE that, because the $3.00 per share special cash dividend is expected to exceed 25% of the Company's current ADS price, the above-mentioned rules will apply and the ex-dividend date has been set by the NYSE as September 12, 2011, the first business day following the payment date for the special cash dividend. The Company further understands that pursuant to the due bill procedures, trades of its American Depositary Shares (ADSs) entered into before September 12, 2011 and settled after the record date (the "due bill period") will have a due bill attached for the special cash dividend payable on September 9, 2011. This means that holders who purchase these securities during the due bill period (even if the trades are to be settled after that due bill period) are entitled to receive the special cash dividend, and sellers who sell the securities during the due bill period (even if the trades are to be settled after the due bill period) are not entitled to the special cash dividend. Investors who enter into trades to purchase ADSs on or after September 12, 2011 will not be entitled to the special cash dividend payable on September 9, 2011.

About Giant Interactive Group Inc.
Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games.  Currently, Giant operates multiple games, including ZT Online, ZT Online Green Edition, ZT Online 2, Giant Online, XT Online, and The Golden Land.  Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games.  For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Safe Harbor Statement
Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.  Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements.  Among the factors that could cause our actual results to differ from what we currently anticipate are those factors listed under “Risk Factors” beginning on page 5 of our annual report for fiscal year 2010.

FOR IMMEDIATE RELEASE

Contacts:
Investor Contact (China): Rich Chiang, IR Manager Giant Interactive Group, Inc. +86 21 3397 9959 ir@ztgame.com	Investor Relations (US): Kelly Gawlik, Director Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com
Investor Relations (HK): Mahmoud Siddig, Managing Director Taylor Rafferty +852 3196 3712 giantinteractive@taylor-rafferty.com	Media Contact (US): Marc Raybin Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com

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